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                             May 21, 2020

       David G. Watumill
       President and Chief Executive Officer
       CARDAX, INC.
       2800 Woodlawn Drive Suite 129
       Honolulu, Hawaii 96822

                                                        Re: CARDAX, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 333-181719

       Dear Mr. Watumill:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures
       Disclosure Controls and Procedures, page 54

   1. Please revise to include the disclosures required by Item 307 of Regulation S-K. Please also tell us how the
omission of these required disclosures impacts your conclusion with respect to the
effectiveness of the disclosure controls and procedures as of December 31,
                                                        2019.
       Notes to the Consolidated Financial Statements
       Note 2- Summary of Significant Accounting Policies
       Research and development, page F-11

   2. You state on page 16 that compensation of your research and development personnel are included as a component
of salaries and wages in the consolidated statements of
 David G. Watumill
CARDAX, INC.
May 21, 2020
Page 2
         operations. Your disclosure appears to conflict with your accounting policy on page F-11 and ASC 730-10-25-2b. Please clarify for us how your accounting policy complies with
         ASC 730-10-25 and revise as necessary. In addition, please revise your Management's
         Discussion and Analysis to separately discuss the reasons for significant changes in research and development expenses in the statements of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid G. Watumill                          Sincerely,
Comapany NameCARDAX, INC.
                                                             Division of
Corporation Finance
May 21, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName